# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WIDEPOINT CORP, CIK 0001034760
CUSIP: 967590209
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 11250 WAPLES MILL ROAD SOUTH TOWER, SUITE 210, FAIRFAX, Virginia (VA), 22030
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001423755

## Reporting persons
- Kang Jin: type of reporting person: individual (IN); citizenship or place of organization: Virginia (VA); sole voting power 646,577; shared voting power 0; sole dispositive power 646,577; shared dispositive power 0; aggregate amount beneficially owned 646,577 (6.5% of the class)
  Comment: ** Percentage of class is calculated based on 9,891,002 shares Common Stock of the Issuer outstanding as of November 10, 2025.

## Item 1. Issuer
Name of issuer: WIDEPOINT CORP
Address of issuer's principal executive offices: 11250 WAPLES MILL ROAD, SOUTH TOWER, SUITE 210, FAIRFAX, VIRGINIA 22030

## Item 2. Person Filing
Name of person filing: Kang Jin
Address of principal business office or, if none, residence: 11250 WAPLES MILL ROAD, SOUTH TOWER, SUITE 210, FAIRFAX, VIRGINIA 22030
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 646,577
Percent of class: 6.5
Sole power to vote or to direct the vote: 646,577
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 646,577
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kang Jin: /S/ Kang Jin, Self (02/13/2026)